One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

David Park	Direct Dial: 404-881-7411	Email: david.park@alston.com

September 21, 2018

Ms. Pamela Long

Assistant Director Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	MetroCity Bankshares, Inc. Draft Registration Statement on Form S-1 Submitted August 17, 2018 CIK No. 0001747068

Dear Ms. Long,

On behalf of MetroCity Bankshares, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated September 13, 2018 (the “Comment Letter”), regarding the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”). The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing the changes to the Draft Registration Statement submitted on August 17, 2018.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that it will supplementally provide the Staff with copies of all written communications, if any, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

September 21, 2018 Page 2

Residential Mortgage Lending, page 4

2.	Please expand your discussion here, and elsewhere in your filing when you discuss your residential mortgage lending underwriting practices, to describe the specific aspects of your product make the residential mortgage loan "non-conforming." We note that you indicate that you generally make loans with a low LTV, so please describe the factors that makes your product non-conforming.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4, 87 and 97 to describe the factors that make the Company’s residential mortgage loan product non-conforming.

Business, Key Investment Highlights, page 85

3.	Please describe the source that determined that these eight banks make up your ethnic peer group.

Response: The list of ethnic-focused banking institutions was developed by the Company based upon its knowledge of the banks against which it competes in its target markets or with the loan products that it focuses on. In response to the Staff’s comments, the Company has also revised the disclosure on pages 2 and 85 to further describe how this peer group was developed.

Business, Key Investment Highlights, Credit Quality, page 87

4.	It appears your credit quality metrics excluding the impact of your auto loan pools meet the definition of a non-GAAP financial measure. Please revise to disclose the information required by Rule 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 49 and 87 to provide the information required by Rule 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K with respect to these metrics.

Business, Our Strategic Focus, Growing Sources of Recurring Noninterest Income, page 88

5.	Please tell us how the structuring of your loan sales impacts the recognition and measurement of the gain on sale. Please provide us the calculation of the gain on sale when a sale is structured with higher servicing income and the calculation of the gain on sale when a sale is structured with higher upfront premium to show the impact of your structuring on the gain on sale calculation.

September 21, 2018 Page 3

Response: Our residential mortgage loan pools carry a fixed servicing fee between 50 to 75bps depending on the investor purchasing our loan pools. When we go to market with a pool, we may be required to sell the loans at a discount or a premium depending on market pricing. It is this market fluctuation which would have the most impact on the measurement of the gain on sale we record. While the servicing fee a loan pool carries may impact the overall pricing of a loan pool, we believe the pricing impact of our servicing fees to be secondary to overall market rates and conditions. We balance the long-term and short-term aspects of our business and therefore, we utilize the sale of residential mortgage loans with servicing retained, at a rate which adequately compensates for the higher level of service required on these loans, as a tool to manage these two aspects of our business. We have included below two loan sales calculations to illustrate the difference between a 50bps servicing fee and a 75bps servicing fee:

Mortgage Loan Sale
	Sale amount	Sale amount
Residential Mortgage Loan Amount	475,000	475,000

Price	101.50	100.50
Broker Fee	0.25	0.25
Net Premium Price	101.25	100.25

Gain on Sale recognized	5,938	3,859

Servicing fee	0.50%	0.75%

Mortgage Servicing Right capitalization rate	1.50%	2.00%

Mortgage Servicing Right recognized	7,125	9,500

6.	You disclose that you deliberately structure your residential mortgage loan pool sales to maximize servicing income at the expense of lower upfront premiums in order to grow your recurring revenue stream, making your returns more predictable and less reliant on gain on sale revenue. Please tell us how you considered whether the benefits of servicing are significantly above an amount that would fairly compensate a substitute service provider, should one be required and that the transferred portion meets the definition of a participating interest. Refer to ASC 860-50-55-4 for guidance.

Response: The Company acknowledges that the wording at the bottom of page 88 of the Draft Registration Statement is not appropriate for the reader to conclude that the Company is accounting for the benefits of servicing residential mortgage loans in accordance with ASC 860-50-55-4. The Company’s residential mortgage loans are primarily designed for the Company’s Asian-American customer base and include the provision of on-going special customer service with appropriate language skills for the Company’s customer base. These loans are also not government guaranteed loans and therefore, carry different risk and responsibilities in regards to credit, prepayment, default and problem resolution from a lending and servicing perspective.  Based on these considerations the Company sells certain mortgages with servicing retained for three reasons: 1) to maintain the relationships with its customers; 2) to provide a growing recurring revenue stream based on these customer relationships; and 3) to continue to enhance its ability to serve its growing customer base while maintaining appropriate capital.

September 21, 2018 Page 4

The Company acknowledges that its explanation included in the Draft Registration Statement does not appropriately reflect that the Company follows the guidance in ASC 860 relating to recognition of servicing assets and qualifying for sales accounting.  When servicing is retained, the servicing income the Company recognizes is the amount the Company believes would fairly compensate a substitute servicer should one be required.

The Company currently has a servicing fees for residential mortgage loans sold of 50 to 75bps. The Company believes the servicing fees it charges for this portfolio of loans are appropriate given the higher level of customer service needed and expected on the these loans, especially as compared to standard government guaranteed loan programs with rates generally ranging from 25 to 50 bps.

In light of the foregoing and in response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 88.

Business, Our Strategic Focus, Deposit Gathering, page 89

7.	We note that on page F-53 it appears that your brokered time deposits went from 1.2% of your total deposits in 2016 to 7.6% of your total deposits in 2017. Please include a discussion in this section regarding how brokered deposits fit into your deposit gathering business strategy. In addition, please add a risk factor that includes a discussion of the risks associated with increasing the reliance on brokered deposits as a source of your deposit base.

Response: The Company respectfully submits that the discussion of brokered deposits as a source of the deposit base is more appropriately included in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Deposits” and “Business – Deposits” sections of the Draft Registration Statement. The discussion under the heading “Deposit Gathering” on pages 5 and 89 relates to the Company’s strategic focus of growing its low-cost deposits and the steps it is taking to grow such deposits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 99 to discuss how the Company utilizes brokered deposits and has added a risk factor to the “Risk Factors” section on page 21 to address the risks associated with the Company’s use of brokered deposits as a funding source.

September 21, 2018 Page 5

Employment Agreements with Named Executive Officers, page 124

8.	Please include in a future filing as exhibits the employment agreements that you have entered into with each of Messrs. Paek, Tan, and Kim. Refer to Item 601(b)(10)(iii).

Response: The Company confirms that it intends to file its employment agreements with each of Messrs. Paek, Tan, and Kim.

Note 3 - Loans and Allowance for Loan Losses, page F-13

9.	Please revise your disclosure made in accordance with ASC 310-10-50-11B(g) and (h) for all periods presented to separately present amounts related to loans acquired with deteriorated credit quality determined under ASC 310-30. Refer to ASC 310-10-50-11C for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure located on pages F-13, F-14 and F-48 based on the guidance in ASC 310-10-50-11B(g) and (h).

Note 8 - Fair Value, page F-23

10.	It appears that your reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) does not include obligations of U.S. Government entities and agencies which are recurring Level 3 fair value measurements as noted on page F-21. Please revise your disclosure for all periods presented to include all recurring fair value measurements categorized within Level 3 of the fair value hierarchy or tell us why they are not included.

Response: In response to the Staff’s comments, the Company has revised the reconciliation tables on pages F-23 and F-61 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) to include obligations of U.S. Government entities and agencies.

Note 1 — Summary of Significant Accounting Policies, Loans Held for Sale, page F-40

11.	You disclose that a portion of the premium on the sale of SBA loans is recognized as gain on sales of loans at the time of the sale and the remaining portion of the premium related to the unsold principal of the SBA loans is deferred and amortized over the remaining life of the loans as an adjustment to yield. Please tell us the accounting guidance that supports your policy to defer a portion of the gain on sale. Additionally, please tell us how you considered the guidance in ASC 860-20-25-6 that indicates that it is not appropriate for a transferor to defer any portion of a gain or loss resulting from the sale of a financial asset.

Response: The Company accounts for the sale of the guaranteed portion of SBA loans in accordance with ASC 860-20-40-1A. The Company understands that the prior disclosure in Note 1 on page F-40 in the Draft Registration Statement could result in confusion that the Company is not accounting for this sale in accordance with ASC 860-20-25-6. As a result and in response to the Staff’s comment, the Company has revised the disclosure in Note 1 on page F-40 accordingly.

September 21, 2018 Page 6

Please do not hesitate to contact the undersigned at 404-881-7411 if you should have any questions.

Sincerely,

/s/ David Park

David Park

cc:	Nack Paek, Chairman and Chief Executive Officer, MetroCity Bankshares, Inc.